Exhibit 99.1
For More Information Contact:

MEDIA CONTACTS:
Elan Davia B. Temin Ph: 212 407 5740 Elizabeth Headon 353-1-498-0300	Biogen Idec Amy Brockelman Ph: 617 914 6524
INVESTOR CONTACTS:
Elan Emer Reynolds Ph: 353 1 709 4000 Chris Burns 800 252 3526	Biogen Idec Eric Hoffman Ph: 617 679 2812

TYSABRI® MAINTAINED REMISSION IN PATIENTS WITH MODERATE-TO-SEVERE
CROHN’S DISEASE TREATED FOR LONGER THAN TWO YEARS
ACCORDING TO DATA PRESENTED THIS WEEK

TYSABRI Data Support Maintenance Efficacy In Patients
Who Had Previously Failed Infliximab Therapy

Dublin, Ireland and Cambridge, MA - October 24, 2006-Elan Corporation, plc (NYSE: ELN) and Biogen Idec (NASDAQ: BIIB) announced today data that show TYSABRI® (natalizumab) maintained remission in Crohn’s disease patients (CD) treated for longer than 2 years. These data, presented this week at the 14th United European Gastroenterology Week (UEGW) in Berlin, Germany, and at the Annual American College of Gastroenterology (ACG) in Las Vegas, Nevada, were part of an open label extension study of patients who participated in the ENACT-2 trial.

Ninety-three percent (93%) of TYSABRI patients who were in remission at month 12 of ENACT-2, were still in remission following 6 additional TYSABRI infusions in the open-label extension study (OLE) and 86% were still in remission after 12 additional infusions.

These results were based on approximately 90 patients who were in remission after 15 months of continuous TYSABRI therapy in the ENACT-1 and ENACT-2 trials and elected to enroll in an open-label extension trial. A subpopulation of 22 patients was previously exposed to infliximab therapy. In this subpopulation, 91% were in remission after additional 6 and 12 infusions of TYSABRI, and 82% who had previously failed therapy with infliximab were in remission at the same time points.

“What is truly exciting is that patients who enter remission on TYSABRI may remain in remission in the long-term without loss of efficacy over time. These data are a significant advance for the field and suggest that TYSABRI may be an alternative biologic outside the anti-TNF class for patients suffering from Crohn's disease,” said Remo Panaccione MD, Director, Inflammatory Bowel Disease Clinic, University of Calgary, Calgary, Canada, who presented the data at UEGW.

Incidence of adverse events (AE’s) and infection was similar to CD clinical trials, in which most common adverse events were headache, nausea, nasopharyngitis, and abdominal pain. In short-term controlled studies in CD, the incidence of serious infection was comparable between TYSABRI and placebo treatment groups. In longer-term, open-label clinical trials, one case of progressive multifocal leukoencephalopathy (PML) was observed.

ENACT-2 OLE Study Trial Design

Patients who completed the ENACT-2 trial were eligible to enroll in an open-label extension study. The primary objective of the two-year OLE study was to examine the long-term safety and tolerability of TYSABRI. Secondary efficacy endpoints included evaluation of the ability of TYSABRI to maintain remission. This analysis included patients who were in remission after 15 months of continuous TYSABRI therapy in both ENACT-1 and -2 trials and elected to enroll in the OLE study and receive additional TYSABRI therapy. Approximately 90 patients met the criteria for analysis, 22 of which had previous exposure to anti-TNF. Remission rates were calculated using last observation carried forward.

About TYSABRI
In the US, TYSABRI is approved as a monotherapy treatment for relapsing forms of MS. TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain that usually leads to death or severe disability. Patients should be monitored at regular intervals for any new or worsening signs or symptoms suggestive of PML. Because of the increased risk of PML, TYSABRI is generally recommended for patients who have had an inadequate response to, or are unable to tolerate, alternate MS therapies. It is available in the US only through a restricted distribution program called the TOUCH Prescribing Program. According to product labeling, after two years, TYSABRI treatment led to a 67% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42% (p<0.001). TYSABRI treatment also resulted in sustained and statistically significant reductions in brain lesion activity as measured by MRI. Changes in MRI findings often do not correlate with changes in the clinical status of patients (e.g., disability progression). The prognostic significance of the MRI findings in these studies has not been evaluated.

In the European Union, TYSABRI is indicated as a single disease-modifying therapy in highly active relapsing-remitting MS patients. Because of the increased risk of PML, it is for patients with high disease activity despite treatment with a beta-interferon or in patients with rapidly evolving severe relapsing-remitting MS. According to product labeling in the EU, after two years, TYSABRI treatment led to a 68% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42-54% (p<0.001).

Serious adverse events that occurred in TYSABRI-treated patients included hypersensitivity reactions (e.g., anaphylaxis), infections, depression and gallstones. In MS trials, the incidence and rate of other serious and common adverse events, including the overall incidence and rate of infections, were balanced between treatment groups. Herpes infections were slightly more common in patients treated with TYSABRI. Serious opportunistic and other atypical infections have been observed in TYSABRI-treated patients, some of whom were receiving concurrent immunosuppressants. Common adverse events reported in TYSABRI-treated patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain, lower respiratory infections, rash, gastroenteritis, abdominal discomfort, vaginitis, and diarrhea.

For more information about TYSABRI please visit www.tysabri.com, www.biogenidec.com or www.elan.com, or call 1-800-456-2255.

About Crohn’s Disease

Approximately one million people worldwide have Crohn's disease, a chronic and progressive inflammatory disease of the gastrointestinal tract, which commonly affects both men and women. The disease usually causes diarrhea and crampy abdominal pain, often fever, and at times rectal bleeding. Loss of appetite and weight loss also may occur. Complications include narrowing of the intestine, obstruction, abscesses, and fistulas (abnormal channels connecting the intestine and other organs, including the skin), malnutrition and decreased growth rate in children. Source: CCFA

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

About Biogen Idec
Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements regarding TYSABRI. These statements are based on the companies' current beliefs and expectations. The commercial potential of TYSABRI is subject to a number of risks and uncertainties. Factors which could cause actual results to differ materially from the companies' current expectations include the risk that we may be unable to adequately address concerns or questions raised by FDA or other regulatory authorities, that concerns may arise from additional data, that the incidence and/or risk of PML or other opportunistic infections in patients treated with TYSABRI may be higher than observed in clinical trials, or that the companies may encounter other unexpected hurdles. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with the companies' drug development and other activities, see the periodic and current reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
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